Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 3, 2017, relating to the financial statements of CatchMark Timber Trust, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in its method of accounting for depletion), and the effectiveness of CatchMark Timber Trust Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of CatchMark Timber Trust, Inc. for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Atlanta, GA

June 2, 2017